UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

CONTRACTS WITH THE SAME GROUP

ITEM	CONTRACTS WITH THE SAME GROUP OBJECT AND CONTRACT FEATURES OF THE	LINK WITH THE COMPANY (1)	ORIGINAL AMOUNT THOUSAND US$/R$ DATE		DUE DATE OR MATURITY	CONDITIONS FOR TERMINATION OR EXPIRATION	BALANCE R$ THOUSAND DATE
01	Banco Santander, SA - Spain Loans and other securities with credit institutions - Application Availability abroad (overnight operation) - Interest of 0.15% p.a.

		Controller	US$ 1,418,000	30.06.2011	01.07.2011	At the maturity	R$ 2,213,640	30.06.2011

02

Banco Santander, SA - Spain
Deposits from credit institutions - Funding operations through foreign onlendings intended for investment in commercial transactions with the Company's customers.
Interest between 0.26% and 5.83% exchange differences.

		Controller	N.A.	Variable	Until	At the maturity	R$ 1,255,899	30.06.2011
					15/01/2015

03	Sterrebeeck B.V. Dividends and Interest on capital - Interim on the Equalization Reserve Dividends. (Ownership Interest 46,6163%)

		Controller			The set	At the maturity	R$ 851,777	30.06.2011

ITEM	CONTRACTS WITH THE SAME GROUP OBJECT AND CONTRACT FEATURES OF THE	LINK WITH THE COMPANY (1)	ORIGINAL AMOUNT THOUSAND US$/R$ DATE	DUE DATE OR MATURITY	CONDITIONS FOR TERMINATION OR EXPIRATION	BALANCE R$ THOUSAND DATE
04	Grupo Empresarial Santander, S.L. Dividends and Interest on capital - Interim on the Equalization Reserve Dividends. (Ownership Interest 34,7077%)

		Controller		The set	At the maturity	R$ 633,805	30.06.2011

(1) Mark in which of the following groups the counter-party falls: Controlled, Associates, Administrator (or related company) or Controller (or related company).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer